EXHIBIT 1

NEWS RELEASE & Q3 INTERIM REPORT Third quarter results meet expectations while industry outlook improves	02-015 Date: October 29, 2002 Contact: Investor/Media Relations: Jim Pendergast Tel: (403) 225-7357 Fax: (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its third quarter net earnings were $1-million (a loss of $0.01 per common share), a significant improvement over the net loss of $17-million (a loss of $0.17 per common share) for the third quarter of 2001. This is consistent with First Call consensus estimates of a loss of $0.01 per share. The year-over-year improvement in quarterly earnings reflects the recent strengthening in industry fundamentals. On a year-to-date basis, however, earnings remain below last year due to the disappointing results for the first six months of 2002. The net loss for the first nine months of 2002 was $12-million (a loss of $0.16 per common share), down from net earnings of $35-million ($0.23 per common share) for the same period in 2001. Third quarter earnings per share were reduced by $0.02 as a result of a one-time write-down of certain assets at the Conda phosphate operations, partially offset by gains on certain financial instruments.

“The third quarter results reflect the improvement in the nitrogen fundamentals we have been expecting,” said John Van Brunt, Agrium’s Vice Chairman and CEO. “Even though it is a seasonally slow period, prices at the end of the quarter were up significantly. U.S. Gulf Coast ammonia and urea prices are up approximately 25 percent from the spring. Several factors support the improvement in nitrogen fundamentals: North American inventories remain low; imports into North America in 2002 are well below historical levels, and grain prices have increased 30 to 40 percent since the spring, signalling strong demand for crop inputs for the upcoming planting season.”

THIRD QUARTER HIGHLIGHTS

•	Natural gas. Natural gas, the major cost component of nitrogen fertilizer has recently increased in price in North America. The current North American natural gas benchmark price at Henry Hub for November is trading in the range of $4.00 to $4.20 per MMBtu, while the average (NYMEX last 3-day) price for the first nine months of 2002 was approximately $3.01 per MMBtu. Agrium’s gas cost was lower and less volatile than NYMEX as a result of a cost advantage for natural gas purchased in Western Canada and long-term natural gas supply agreements at Kenai, Alaska and Profertil, Argentina. Agrium’s overall gas costs averaged approximately $2.40 per MMBtu or 80 percent of NYMEX prices for the first nine months of 2002. This is in spite of incorporating approximately $41-million in realized hedging losses during the first nine months of 2002. Based on existing contracts in place and the NYMEX forward prices at September 30, 2002 Agrium’s overall gas cost for the fourth quarter of 2002 is expected to be $2.60 per MMBtu. This is approximately 65 percent of the NYMEX forward prices for the fourth quarter.

•	Unocal Dispute. Agrium continues to dispute with Union Oil Company of California (Unocal) respecting Unocal’s gas supply and deliverability obligations, environmental liabilities and the Earn-out payment. Unocal has advised that for reasons including forecasted cold weather and related delivery obligations to third parties it will likely reduce deliveries to Agrium’s Kenai, Alaska facility to the rate of approximately 95,000 to 125,000 MMBtu per day during the coming winter months compared to full capacity of 155,000 MMBtu per day. Unocal has indicated that they will resume supplying natural gas at 120,000 MMBtu per day commencing in April 2003. Agrium believes the reduction in natural gas supply over the winter months is attributable to Unocal’s decision to deliver gas to another customer under separate contractual obligations through to the end of March 2003. Agrium is seeking recovery against Unocal. As a result of these recent developments, short lead times and winter calls on gas, Agrium has thus far been unable to cover the anticipated winter short fall in gas deliveries. Agrium continues to work with other gas suppliers in Alaska in an effort to mitigate the impact of Unocal’s failure to deliver gas. Agrium continues to believe that Unocal has sufficient gas reserves to permit the Kenai facility to run at full capacity in the near to mid-term. Should the requirements of the facility not be met by Unocal or from existing supply sources from other producers, development of new natural gas reserves over the next 18 to 36 months will be required to return the facility to full production capacity.

•	Profertil Argentina facility. The Profertil nitrogen facility was shut down October 17, 2002 for repairs, about a month earlier than expected. The facility was initially anticipated to go down November 15th for repairs to the waste heat boiler which had developed a small crack. However, the ammonia plant had to be shut down temporarily on October 17th in order to repair a valve and at this time, the Company took the opportunity to repair the boiler. It is expected to remain down for 30 days. Previously, the facility was down for 19 days during August. Following start-up, the urea plant set a new single-month production record of 102,000 metric tonnes during the month of September. Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A.

•	Argentine Charges. The Peso was volatile throughout the first six months of 2002 after it was unpegged from the U.S. dollar at year-end 2001. Since June the Peso has remained relatively stable and closed at 3.75 to 1.0 at September 30, 2002. For the quarter ended September 30, 2002, $3-million gain was recorded due to the Peso translation. For the nine months ended September 30, 2002, the net effect of currency translation and the forced conversion of December 31, 2001 accounts receivable in Argentina (Argentine Charges) was a loss of $5-million.

•	Inventory Management. Fort Saskatchewan, Alberta urea unit resumed production in October 2002, reflecting an improved outlook for customer requirements for spring, 2003. The urea unit has been idle since June 2001.

•	New Director appointed. Victor J. Zaleschuk was appointed to the Board of Directors effective October 3, 2002. Mr. Zaleschuk, a Calgary resident, is former President and Chief Executive Officer of Nexen Inc. Mr. Zaleschuk is a Chartered Accountant and has significant experience in both senior management and finance roles.

•	Change in senior management roles. In October 2002, Agrium announced that John Van Brunt has assumed the role of Vice-Chairman of the Board in addition to his role as Chief Executive Officer. Mr. Frank Proto continues in his role as Chairman of the Board of Directors. Mr. Van Brunt, in his new role as Vice-Chairman, will work with the Board and Management on the development and implementation of new processes dealing with governance issues that are evolving as a result of recent legislative and regulatory requirements. Agrium also announced that Michael Wilson has been appointed President in addition to his role as Chief Operating Officer.

•	Write-down at Conda phosphate operations. The purified phosphoric acid (PPA) expansion project resulted in certain redundant assets at the Conda, Idaho phosphate operations. This resulted in a one-time write-down of $9-million before tax.

OUTLOOK

In North America, nutrient demand is expected to improve for the fertilizer year 2002/03 as significantly higher grain prices lead to increased corn and wheat acreage and higher nutrient application. The expected upturn follows a decline in fertilizer use in excess of 20 percent over two years for Western Canada due to severe drought conditions and low crop prices. In the large U.S. market, fertilizer use recovered this past year from the decline in 2000/01 returning to more normal levels experienced in the 1999/00 fertilizer year.

The major driver for the expected increase in crop nutrients is higher grain prices. Since June of this year, global prices have risen substantially in response to concerns about depleted world grain stocks. Poor harvests in many regions of the world have resulted in the projected world grain stocks-to-use ratio to fall to 19 percent, the lowest level since 1975/76. As of mid-October, U.S. mid-west cash prices for wheat are $4.12 per bushel versus $2.83 at the same time last year. Soybean prices are also up to $5.32 per bushel versus $4.10 at the same time last year. Cash prices for corn are up to $2.46 per bushel from $1.81 at the same time last year and have rallied over the past few months from a low of $1.87 per bushel in early May.

Weather continues to play an important role in determining seasonal demand in Agrium’s key markets. A large area of Western Canada over the past two years has experienced one of the worst droughts on record, significantly impacting both yields and fertilizer use. Crop yields on the Prairies are expected to be down 15 percent on average from last year. In certain areas, the poor crops will lead to some nutrient carry-over to the upcoming growing season. Fortunately, moisture conditions have improved over the past few months. Precipitation across most locations in the Prairies for the months of August and September were well above normal levels. Average total precipitation in Saskatchewan, for example, was 200 percent of normal for the month of August. Continued precipitation at or above normal levels would lead to much better planting conditions for the next growing season.

While demand appears to be strengthening, supplies remain relatively tight. North American nitrogen inventories remained 20 percent below the 5-year average at the end of September 2002 while offshore imports, which were down 15 percent in fertilizer year 2001/02, are expected to decline further in 2002/03. Offshore imports are expected to decline as international prices and demand strengthen. Lower nitrogen inventories and higher than expected gas pricing this fall should help to tighten the supply situation. Agrium continues to believe that the shortfall in new world nitrogen production capacity relative to forecast growth in demand will result in a further tightening balance between supply and demand in the medium-term which should bode well for a strong nitrogen fertilizer year.

In Argentina, soybean, wheat and corn prices have risen approximately 30 to 45 percent from the same time last year and are having a major positive impact. Corn acres have been revised upwards and are now anticipated to be similar to 2001. Nitrogen demand in the third quarter increased some 100,000 tonnes above market expectations, despite heavy rains in some areas of Argentina. The increase in demand, coupled with 52,000 tonnes of lost Profertil production in mid-August, has led to a tight urea market requiring urea imports. The total fertilizer market for 2002 is now estimated to be 1.4 million tonnes compared to the original estimate of 1.1 million tonnes, a 21 percent increase. Agriculture is one sector of the Argentine economy that has showed significant strength despite the difficult economic restructuring taking place in the country.

South America Wholesale and South America Retail are continuing to experience the anticipated positive benefits of devaluation on costs and a renewed focus on agricultural exports. Recent stabilization in the value of the Peso and forward purchases of product have allowed South America Retail to mitigate further devaluation risk. Profertil’s ability to export product has lessened its exposure to Peso devaluation. On a short-term basis, Profertil has reached agreement with its suppliers on a natural gas price to the end of April 2003 and continues to negotiate pricing for gas delivery charges. The total delivered gas price is expected to be significantly below the $1.50 base price in the original contract.

Agrium continues to be on track with its previous guidance of $0.10 per share for the second half of 2002. This is a significant improvement over 2001, which resulted in a loss of $0.29 per common share, or a loss of $0.72 per common share including the loss related to the Argentine Charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

North America Wholesale earnings before interest expense and income taxes (EBIT) was $1-million for the first nine months of 2002, a sharp decrease from EBIT of $80-million for the first nine months of 2001. The decrease was due to lower nitrogen prices and natural gas hedging losses. For the first nine months of 2002, the U.S. Gulf Coast ammonia price averaged $141 per metric tonne, compared to $220 per metric tonne for the same period in 2001. Lower nitrogen prices affected all of North America Wholesale’s approximately 3.8 million metric tonnes of nitrogen sales in the first nine months of 2002. Also during this period cost of product sold incorporated $36-million in natural gas hedging losses compared to $79-million in hedging gains for the same period of 2001. South America Wholesale EBIT was $12-million, before Argentine Charges, up significantly from EBIT of $3-million for the first nine months of 2001. Lower operating costs due to the devaluation of the Peso were the primary reason for the increase. After including the Argentine Charges, EBIT was a loss of $2-million for the first nine months of 2002.

North America Retail recorded EBIT of $45-million for the first nine months of 2002 compared to $48-million for the same period in 2001. The primary reason for the decrease was lower nitrogen prices, which resulted in lower gross profit even though margin percentages remained similar. South America Retail EBIT for the first nine months of 2002 was $10-million, excluding the Argentine Charges, a significant improvement from $4-million in 2001. After including the Argentine Charges, EBIT was $19-million for the first nine months of 2002.

Segmented Results

The following commentary should be read in conjunction with the segmented financial and operating data tables attached.

North America – Wholesale

Nitrogen
Sales volumes were up 15 percent from the first nine months of 2001 to 3.8 million metric tonnes primarily due to increased sales to U.S. customers. Average costs per metric tonne were down approximately 10 percent from 2001 reflecting lower gas costs and greater production efficiency compared to 2001. The major reason for the sharp decline in gross profit was significantly lower prices. Compared to the first nine months of 2001, average realized prices were lower by $46 per metric tonne. Overall nitrogen margins fell by $33 per metric tonne, dropping from $42 per metric tonne in the first nine months of 2001 to $9 per metric tonne in the first nine months of 2002. As a result, gross profit for nitrogen was $36-million for the first nine months of 2002 compared to $139-million for the same period in 2001.

Phosphate
Sales volumes were up 70 percent from the first nine months of 2001 to 849,000 metric tonnes. This increase was primarily the result of better production volumes from the Conda, Idaho and Redwater, Alberta facilities. Redwater’s improved performance was related to improved phosphate rock production from the Kapuskasing, Ontario facility. Phosphate prices for the first nine months of 2002 were down 5 percent from the same period in 2001; however, per metric tonne cost of goods sold were down 15 percent. As a result, overall margins improved to $29 per metric tonne for the first nine months of 2002 tonne compared to $10 per metric tonne for the same period in 2001. The improvement in costs per metric tonne was primarily the result of better production volumes from Conda and Redwater and the lower cost of phosphate rock from Kapuskasing. Gross profit for phosphate was $25-million for the first nine months of 2002 compared to $5-million for the same period in 2001.

Potash
Sales volumes were up 23 percent from the first nine months of 2001 to 1.2 million metric tonnes. This increase was due to higher sales volumes in both the North American and export markets. However, prices were $3 per metric tonne lower compared to the same period in 2001. The overall margin for the period was $41 per metric tonne compared to $43 per metric tonne for the first nine months of 2001. As a result, gross profit for potash was $51-million for the first nine months of 2002 compared to $43-million for the same period in 2001.

Sulphate and Other Products
Gross profit for sulphate and other products was $17-million for the first nine months of 2002 compared to $13-million for the same period last year.

North America – Retail
For the first nine months of 2002, North America Retail gross profit was down $4-million from the same period in 2001 to $198-million, despite similar overall revenue. Higher fertilizer sales volumes, primarily due to a rebound in sales in the U.S. Pacific northwest, were more than offset by the impact of lower nitrogen prices, resulting in lower fertilizer revenue and gross profit. Chemical revenues were up year-over-year although gross profit was flat due to lower per unit margins.

South America – Wholesale
Gross profit for the first nine months of 2002 was $30-million compared to $20-million for the same period in 2001 even though revenue was similar for the comparable periods. The higher gross profit was primarily attributable to lower production costs, including natural gas costs, as a result of the devaluation of the Argentine Peso.

South America – Retail
Gross profit for South America Retail was similar at $19-million for the first nine months of 2002 compared to the same period of 2001. However, revenues declined from $61-million in 2001 to $45-million in 2002 for the first nine months of 2002. Lower revenues reflect the reduced level of business activity in Argentina during the first nine months of 2002 as a result of the economic uncertainty in the country. South America Retail has been able to maintain gross profit despite the significant drop in revenue due to a reduction in the costs of this operation as a result of the Peso devaluation.

Other
Other represents corporate functions and inter-segment eliminations. The loss before interest expense and income taxes was $26-million for the first nine months of 2002 compared to a loss of $30-million for the same period in 2001, resulting primarily from reduced selling, general and administrative costs.

Interest expense
Interest expense for the nine months ended September 30, 2002, was $50-million, down from $55-million for the same period in 2001. Lower interest costs were primarily the result of reduced short-term indebtedness due to lower inventory levels in 2002 and the reduction of short-term indebtedness from the proceeds of the 11.2 million common share equity offering in March 2002.

Selling, General and Administrative Expenses
Total Selling, General and Administrative expenses were down $16-million to $184-million for the nine months ended September 30, 2002, compared to the same period in 2001.

Financial

Cash flow from operating activities for the nine months ended September 30, 2002 was $145-million compared to $116-million for the first nine months of 2001. Higher cash flow from operations was primarily the result of lower cash taxes and the add-back of non-cash Argentine Charges included in net income, offset by the impact of lower earnings.

Net working capital at September 30, 2002, was $300-million, an increase of $72-million from the prior year, primarily due to lower current bank indebtedness at September 30, 2002. Current bank indebtedness was $21-million compared to $201-million at September 30, 2001 as a result of lower inventory, accounts receivable and proceeds from the March 2002 equity offering. The lower inventory is attributable to both a lower quantity of product in inventory at September 30, 2002 and lower unit costs, primarily as a result of lower gas costs. Bank indebtedness is comprised of short-term financing which is being used to fund working capital requirements.

SUPPLEMENTARY DISCLOSURE

The Corporation believes that the disclosure of certain supplementary information is useful to the investor although such information is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), earnings before interest expense and income tax (EBIT) is a useful supplementary measure as it provides investors with a historical perspective of earnings available prior to debt service and income taxes. The Corporation’s method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies.

Management also believes that disclosure of EBIT before and after the impact of Argentine Charges provides the investor with an understanding of its exposure to Argentina, and the impact of Argentina on its other operations.

Investors should be cautious, however, that these measures not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation’s performance.

OTHER

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future supply and demand for fertilizers, the future prices of nitrogen, phosphate and potash, the level and volatility of natural gas prices, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the U.S. dollar-Argentine Peso exchange rate, economic activity in the Argentine agricultural sector, the outcome of the Argentine gas price negotiations, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, weather conditions in North America, the carry-over of nitrogen and soil in farmlands, future grain and crop prices, future levels of nitrogen imports into North America, future nitrogen production capacity, Argentine governmental agricultural policies, Argentine domestic fertilizer consumption and the effect of the Argentine devaluation on Profertil’s cost of production.

A WEBSITE SIMULCAST
of the 3rd Quarter Conference Call will be available in a listen-only mode beginning
October 30 at 8:30 a.m. MDT (10:30 a.m. EDT)
Please log in the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Sales	$494	$433	$1,660	$1,675
Direct freight	28	23	85	81

Net sales	466	410	1,575	1,594
Cost of product	333	306	1,199	1,151

Gross profit	133	104	376	443

Expenses
Selling, general and administrative	64	68	184	200
Depreciation, depletion and amortization	42	43	108	106
Other expenses	11	8	42	32
Argentine charges — Peso translation	(3)	—	16	—
— US dollar forced conversion recovery	—	—	(11)	—

	114	119	339	338

Earnings before interest expense and income taxes	19	(15)	37	105
Interest on long-term debt	16	15	46	40
Other interest	1	3	4	15

Earnings (loss) before income taxes	2	(33)	(13)	50
Income tax (recovery) expense	1	(16)	(1)	15

Net earnings (loss)	1	(17)	(12)	35
Retained earnings — beginning of period	220	355	245	315
Change in accounting policy (Note 2)	(29)	—	(29)	—
Common share dividends declared	—	—	(7)	(6)
Preferred securities charges	(3)	(3)	(8)	(9)

Retained earnings — end of period	$189	$335	$189	$335

Basic earnings (loss) per common share (Note 4)	($0.01)	($0.17)	($0.16)	$0.23
Average outstanding shares (in millions)	126	115	122	115
Diluted earnings (loss) per common share (Note 4)	($0.01)	($0.17)	($0.16)	$0.23
Average outstanding shares (in millions)	126	115	122	116
Shares outstanding at end of period (in millions)	126	115	126	115

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Operating:
Net earnings (loss) for the period	$1	$(17)	$(12)	$35
Depreciation, depletion and amortization	42	43	108	106
Future income taxes (reduction)	—	(9)	3	(25)
Argentine charges — Peso translation	22	—	56	—
— US dollar forced conversion recovery	—	—	(10)	—

Cash provided by operating activities	65	17	145	116
Net changes in non-cash working capital	(37)	(29)	(40)	(132)

Cash provided by (used in) operating activities after
changes in non-cash working capital	28	(12)	105	(16)

Investing:
Capital assets	(15)	(35)	(23)	(120)
Other assets	3	(4)	11	(33)
Proceeds from disposal of assets and investments	7	1	8	2
Other	(23)	(2)	(12)	4

Cash used in investing activities	(28)	(40)	(16)	(147)

Financing:
Common shares	—	—	107	—
Bank indebtedness	11	18	(190)	(107)
Issue (repayment) of long-term debt	(10)	1	(14)	271
Common share dividends paid	(7)	(6)	(14)	(13)
Preferred securities charges paid	(5)	(1)	(8)	(6)

Cash provided by (used in) financing activities	(11)	12	(119)	145

Decrease in cash position	(11)	(40)	(30)	(18)
Cash and cash-equivalents — beginning of period	32	40	51	18

Cash and cash-equivalents — end of period	$21	$—	$21	$—

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at		As at
	September 30,		December 31,

	2002	2001	2001

	(Unaudited)
ASSETS
Current assets
Cash and cash-equivalents	$21	$—	$51
Accounts receivable	216	259	218
Inventories	336	439	400
Prepaid expenses	30	22	34

	603	720	703
Capital assets	1,406	1,476	1,494
Other assets	93	177	132
Goodwill (Note 2)	—	46	45

	$2,102	$2,419	$2,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$21	$201	$211
Accounts payable and accrued liabilities	270	284	349
Income and other taxes payable	5	6	13
Current portion of long-term debt	7	1	7

	303	492	580
Long-term debt	620	629	621
Non-recourse financing — Profertil	131	146	141
Other liabilities	142	127	127
Future income taxes	147	167	162

	1,343	1,561	1,631
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2002- 126 million (2001-115 million)	484	376	376
Preferred securities:
8% Non-convertible 2002- 7 million (2001-7 million)	171	171	171
6% Convertible 2002- 2 million (2001-2 million)	50	50	50
Retained earnings	189	335	245
Cumulative translation adjustment	(135)	(74)	(99)

	759	858	743

	$2,102	$2,419	$2,374

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2002
(Millions of U.S. dollars)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited financial statements for the year ended December 31, 2001. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

The consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002 the Corporation has adopted the new accounting standard for goodwill. This standard requires that goodwill and other indefinite life intangible assets be subject to an annual impairment test rather than being amortized. Amortization expense in 2001 was approximately $1-million per quarter, before income taxes.

Under the transitional provisions of the new standard, the Corporation has completed the transitional impairment test for the reporting unit that includes goodwill. The results of the test indicate that goodwill of the Corporation’s phosphate business, which is included in the reportable segment entitled “North America Wholesale”, is impaired. The amount of the impairment represents the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss has been recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

3.	STOCK BASED COMPENSATION

The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	Three months ended				Nine months ended
	September 30,				September 30,

	2002		2001		2002		2001

	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$1	$—	$(17)	$(19)	$(12)	$(17)	$35	$30
Earnings (loss) per common share Basic	$(0.01)	$(0.02)	$(0.17)	$(0.19)	$(0.16)	$(0.20)	$0.23	$0.19

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2002
(Millions of U.S. dollars)
(Unaudited)

4.	EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per common share:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Numerator:
Net earnings (loss)	$1	$(17)	$(12)	$35
Preferred securities charges net of tax	(3)	(3)	(8)	(9)

Numerator for basic earnings (loss) per share	(2)	(20)	(20)	26

Preferred securities charges net of tax	3	3	8	9

Numerator for diluted earnings (loss) per share	$1	$(17)	$(12)	$35

Denominator:
Weighted average denominator for basic common shares	126	115	122	115

Dilutive instruments:
Stock options using the treasury stock method	—	—	—	1
Preferred securities converted to common shares	—	—	—	—
$175 million, eight percent	—	—	—	—
$50 million, six percent	—	—	—	—

Denominator for diluted earnings per share	126	115	122	116

Basic earnings (loss) per share	$(0.01)	$(0.17)	$(0.16)	$0.23
Diluted earnings (loss) per share	$(0.01)	$(0.17)	$(0.16)	$0.23

As at September 30, 2002, the Corporation has outstanding approximately nine million options to acquire common shares.

5.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

6.	KENAI FACILITY

The Corporation and Union Oil Company of California (Unocal) have commenced litigation over the shortfall in dedicated natural gas reserves to supply the Kenai, Alaska nitrogen production facility. The Corporation continues to dispute with Unocal three issues related to the purchase of certain nitrogen assets from Unocal on September 30, 2000. These issues, described in Note 21 of the 2001 Annual Report, are Unocal’s gas supply and deliverability obligations, environmental liabilities and the Earn-out payment. On June 10, 2002 the Corporation filed a lawsuit against Unocal seeking compensatory damages and restitution, punitive damages, and certain declaratory relief relating to gas supply, Earn-out, and environmental matters. Unocal contemporaneously filed suit against the Corporation claiming damages for breach of contract for non-payment of the Earn-out in 2001. Unocal has advised that for reasons including forecasted cold weather and related delivery obligations to third parties it will likely reduce deliveries to Agrium to the rate of approximately 95,000 to 125,000 MMBtu per day during the coming winter months compared to full capacity of 155,000 MMBtu per day. Unocal has indicated that they will resume supplying natural gas at a minimum of 120,000 MMBtu per day commencing in April 2003.

7.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash, phosphate, sulphate and other fertilizer products, and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

AGRIUM INC.

Segmented Earnings Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

	Three months ended September 30,

	2002

	North America		South America
	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$228	$188	$20	$30	—	$466
— internal customers	15	—	1	—	(16)	—

Total net sales	243	188	21	30	(16)	466
Cost of product	200	121	8	20	(16)	333

Gross profit	43	67	13	10	—	133
Gross profit %	18%	36%	62%	33%	0%	29%
Expenses:
Selling, general and administrative	8	47	1	4	4	64
Depreciation, depletion and amortization	31	5	5	—	1	42
Other (income) expenses	9	(2)	—	1	3	11
Argentine charges — Peso translation	—	—	(3)	—	—	(3)
— US dollar forced conversion recovery	—	—	—	—	—	—

	48	50	3	5	8	114

Earnings (loss) before interest expense and income taxes	$(5)	$17	$10	$5	$(8)	$19

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three months ended September 30,

	2001

	North America		South America
	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$183	$175	$20	$32	$—	$410
— internal customers	14	—	4	—	(18)	—

Total net sales	197	175	24	32	(18)	410
Cost of product	176	111	17	22	(20)	306

Gross profit	21	64	7	10	2	104
Gross profit %	11%	37%	29%	31%	–11%	25%
Expenses:
Selling, general and administrative	8	47	2	5	6	68
Depreciation, depletion and amortization	32	5	3	1	2	43
Other (income) expenses	11	(2)	2	—	(3)	8
Argentine charges — Peso translation	—	—	—	—	—	—
— US dollar forced conversion recovery	—	—	—	—	—	—

	51	50	7	6	5	119

Earnings (loss) before interest expense and income taxes	$(30)	$14	$—	$4	$(3)	$(15)

	Nine months ended September 30,

	2002

	North America		South America
	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$798	$685	$47	$45	$—	$1,575
— internal customers	54	—	3	—	(57)	—

Total net sales	852	685	50	45	(57)	1,575
Cost of product	723	487	20	26	(57)	1,199

Gross profit	129	198	30	19	—	376
Gross profit %	15%	29%	60%	42%	0%	24%
Expenses:
Selling, general and administrative	24	142	3	7	8	184
Depreciation, depletion and amortization	73	15	13	1	6	108
Other (income) expenses	31	(4)	2	1	12	42
Argentine charges — Peso translation	—	—	16	—	—	16
— US dollar forced conversion recovery	—	—	(2)	(9)	—	(11)

	128	153	32	—	26	339

Earnings (loss) before interest expense and income taxes	$1	$45	$(2)	$19	$(26)	$37

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended September 30,

	2001

	North America		South America
	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$807	$679	$47	$61	$—	$1,594
— internal customers	52	—	7	—	(59)	—

Total net sales	859	679	54	61	(59)	1,594
Cost of product	659	477	34	42	(61)	1,151

Gross profit	200	202	20	19	2	443
Gross profit %	23%	30%	37%	31%	–3%	28%
Expenses:
Selling, general and administrative	23	144	5	12	16	200
Depreciation, depletion and amortization	73	15	9	3	6	106
Other (income) expenses	24	(5)	3	—	10	32
Argentine charges — Peso translation	—	—	—	—	—	—
— US dollar forced conversion recovery	—	—	—	—	—	—

	120	154	17	15	32	338

Earnings (loss) before interest expense and income taxes	$80	$48	$3	$4	$(30)	$105

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended September 30,

	2002

				Tonnes (000's)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$46	$41	$5	318	341	$16
Urea	73	62	11	559	161	20
Nitrate and other	26	26	—	203	174	—

Total Nitrogen	145	129	16	1,080	676	15
Phosphate — Dry	47	38	9	243	63	37
Phosphate — Liquid	11	10	1	37	11	27
Potash	33	18	15	339	156	44
Sulphate and other products	7	5	2	60	123	33

	243	200	43	1,759	1,029	24

North America Retail
Fertilizers	61	43	18
Chemicals	100	71	29
Other products and services	27	7	20

	188	121	67
South America Wholesale
Nitrogen	19	8	11	155	20	71
Other products and services	2	—	2

	21	8	13
South America Retail
Fertilizers	21	13	8
Other products and services	9	7	2

	30	20	10
Other	(16)	(16)	—

Total	$466	$333	$133

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three months ended September 30,

	2001

				Tonnes (000's)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$45	$40	$5	276	433	$18
Urea	59	60	(1)	477	352	(2)
Nitrate and other	29	28	1	200	247	5

Total Nitrogen	133	128	5	953	1,032	5
Phosphate — Dry	17	18	(1)	95	233	(11)
Phosphate — Liquid	7	5	2	23	10	87
Potash	28	15	13	280	227	46
Sulphate and other products	12	10	2	86	61	23

	197	176	21	1,437	1,563	15

North America Retail
Fertilizers	62	43	19
Chemicals	90	62	28
Other products and services	23	6	17

	175	111	64
South America Wholesale
Nitrogen	23	15	8	168	19	48
Other products and services	1	2	(1)

	24	17	7
South America Retail
Fertilizers	23	14	9
Other products and services	9	8	1

	32	22	10
Other	(18)	(20)	2

Total	$410	$306	$104

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Nine months ended September 30,

	2002

				Tonnes (000's)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$165	$152	$13	1,109	341	$12
Urea	231	209	22	1,813	161	12
Nitrate and other	111	110	1	883	174	1

Total Nitrogen	507	471	36	3,805	676	9
Phosphate — Dry	142	123	19	742	63	26
Phosphate — Liquid	36	30	6	107	11	56
Potash	120	69	51	1,229	156	41
Sulphate and other products	47	30	17	299	123	57

	852	723	129	6,182	1,029	21

North America Retail
Fertilizers	278	199	79
Chemicals	309	237	72
Other products and services	98	51	47

	685	487	198
South America Wholesale
Nitrogen	46	19	27	419	20	65
Other products and services	4	1	3

	50	20	30
South America Retail
Fertilizers	32	17	15
Other products and services	13	9	4

	45	26	19
Other	(57)	(57)	—

Total	$1,575	$1,199	$376

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended September 30,

	2001

				Tonnes (000's)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$248	$172	$76	1,130	433	$67
Urea	229	186	43	1,465	352	29
Nitrate and other	118	98	20	727	247	28

Total Nitrogen	595	456	139	3,322	1,032	42
Phosphate — Dry	82	84	(2)	417	233	(5)
Phosphate — Liquid	29	22	7	82	10	85
Potash	101	58	43	1,000	227	43
Sulphate and other products	52	39	13	331	61	39

	859	659	200	5,152	1,563	39

North America Retail
Fertilizers	303	217	86
Chemicals	289	218	71
Other products and services	87	42	45

	679	477	202
South America Wholesale
Nitrogen	51	31	20	386	19	52
Other products and services	3	3	—

	54	34	20
South America Retail
Fertilizers	44	28	16
Other products and services	17	14	3

	61	42	19
Other	(59)	(61)	2

Total	$1,594	$1,151	$443

AGRIUM INC. Net Sales and Gross Profit by Operating Unit and Product Line (Millions of U.S. dollars) (Unaudited)

	Three months ended September 30,

	2002						2001

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000's)	($/Tonne)	Sales	Product	Profit	Profit %	(000's)	($/Tonne)

North America
Nitrogen	$108	$97	$11	10%	742	$15	$100	$97	$3	3%	626	$5
Phosphate	58	48	10	17%	280	36	24	23	1	4%	118	8
Potash	25	15	10	40%	242	41	19	12	7	37%	183	38
Sulphate and other products	5	3	2	40%	30	—	7	6	1	14%	62	—
North America Retail	188	121	67	36%	—	—	175	111	64	37%	—	—
Other	(16)	(16)	—	0%	—	—	(18)	(20)	2	-11%	—	—

	368	268	100	27%	1,294	—	307	229	78	25%	989	—
International
Nitrogen	56	40	16	29%	494	32	56	46	10	18%	495	20
Potash	8	3	5	63%	97	52	9	3	6	67%	97	62
Sulphate and other products	4	2	2	50%	29	—	6	6	—	0%	24	—
South America Retail	30	20	10	33%	—	—	32	22	10	31%	—	—

	98	65	33	34%	620	—	103	77	26	25%	616	—

Total	$466	$333	$133	29%	1,914	$—	$410	$306	$104	25%	1,605	$—

	Nine months ended September 30,

	2002						2001

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000's)	($/Tonne)	Sales	Product	Profit	Profit %	(000's)	($/Tonne)

North America
Nitrogen	$397	$365	$32	8%	2,718	$12	$462	$358	$104	23%	2,315	$45
Phosphate	178	153	25	14%	849	29	111	106	5	5%	499	10
Potash	89	56	33	37%	846	39	69	45	24	35%	619	39
Sulphate and other products	41	25	16	39%	234	—	45	33	12	27%	289	—
North America Retail	685	487	198	29%	—	—	679	477	202	30%	—	—
Other	(57)	(57)	—	0%	—	—	(59)	(61)	2	-3%	—	—

	1,333	1,029	304	23%	4,647	—	1,307	958	349	27%	3,722	—
International
Nitrogen	156	125	31	20%	1,507	21	184	129	55	30%	1,393	39
Potash	31	13	18	58%	383	47	32	13	19	59%	381	50
Sulphate and other products	10	6	4	40%	63	63	10	9	1	10%	42	—
South America Retail	45	26	19	42%	—	—	61	42	19	31%	—	—

	242	170	72	30%	1,953	—	287	193	94	33%	1,816	—

Total	$1,575	$1,199	$376	24%	6,600	$—	$1,594	$1,151	$443	28%	5,538	$—